Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1,915
Registration Statement Nos. 333-221595; 333-221595-01
Dated May 1, 2019
Filed pursuant to Rule 433

Structured Investments

Equity-Linked Partial Principal at Risk Securities due June 3, 2022 Based on the Performance of the EURO STOXX 50® Index

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Issue price:	$1,000 per security
Stated principal amount:	$1,000 per security
Pricing date:	May 31, 2019
Original issue date:	June 5, 2019 (3 business days after the pricing date)
Maturity date:	June 3, 2022
Interest:	None
Underlying index:	EURO STOXX 50® Index. For more information about the underlying index, see the accompanying preliminary terms.
Payment at maturity:

If the final index value is greater than the initial index value:

$1,000 + supplemental redemption amount

If the final index value is less than or equal to the initial index value:

$1,000 x (final index value / initial index value), subject to the minimum payment amount

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000 per security by an amount that is proportionate to the percentage decline of the underlying index. However, under no circumstances will the payment due at maturity be less than the minimum payment amount of $950 per security.

Supplemental redemption amount:	(i) $1,000 times (ii) the index percent change times (iii) the participation rate
Minimum payment amount:	$950 per security (95% of the stated principal amount)
Participation rate:	At least 137%. The actual participation rate will be determined on the pricing date.
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	May 31, 2022, subject to postponement for non-index business days and certain market disruption events
CUSIP/ISIN:	61768D8J7 / US61768D8J79
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $972.90 per security, or within $22.50 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

Equity-Linked Partial Principal at Risk Securities, which we refer to as the securities, are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities will pay no interest, provide for a minimum payment amount of only 95% of principal at maturity and will have the terms described in the accompanying preliminary terms, product supplement, index supplement and prospectus. At maturity, if the underlying index has appreciated in value, investors will receive the stated principal amount of their investment plus at least 137% (to be determined on the pricing date) of the appreciation of the underlying index from the initial index value to the final index value. However, if at maturity the underlying index has depreciated in value, investors will lose 1% for every 1% decline of the final index value from the initial index value, subject to the minimum payment amount. Investors may lose up to 5% of the stated principal amount of the securities. The securities are for investors who are concerned about principal risk, but seek an equity index-based return, and who are willing to risk 5% of their principal and to forgo current income in exchange for the repayment of at least 95% of the principal at maturity and the opportunity to earn a return reflecting at least 137% (to be determined on the pricing date) of the appreciation of the underlying index from the initial index value to the final index value. The securities are securities issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments on the securities, including the payment of the minimum payment amount at maturity, are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Hypothetical Payout on the Securities

The payoff diagram below illustrates the payment at maturity on the securities, assuming a hypothetical participation rate of 137%. The actual participation rate will be determined on the pricing date.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319005653/dp105959_fwp-ps1915.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not pay interest and provide for a minimum payment amount of only 95% of principal.

•	The market price of the securities will be influenced by many unpredictable factors.

•	There are risks associated with investments in securities linked to the value of foreign equity securities.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The amount payable on the securities is not linked to the value of the underlying index at any time other than the determination date.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	You cannot predict the future performance of the underlying index based on its historical performance.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Adjustments to the underlying index could adversely affect the value of the securities.

•	Investing in the securities is not equivalent to investing in the underlying index.

•	The securities will not be listed on any securities exchange and secondary trading may be limited.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

EURO STOXX 50® Index Historical Performance

The following graph sets forth the daily index closing values of the EURO STOXX 50® Index for each quarter in the period from January 1, 2008 through April 26, 2019. You should not take the historical values of the EURO STOXX 50® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the EURO STOXX 50® Index on the determination date.

EURO STOXX 50® Index Daily Index Closing Values January 1, 2008 to April 26, 2019